4th Quarter and Full Year 2022 Financial Results & Corporate Update 27.03.2023

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: BioNTech's expected revenues and net profit related to sales of BioNTech's COVID-19 vaccine, referred to as COMIRNATY® where approved for use under full or conditional marketing authorization, in territories controlled by BioNTech's collaboration partners, particularly for those figures that are derived from preliminary estimates provided by BioNTech's partners; the rate and degree of market acceptance of BioNTech's COVID-19 vaccine and, if approved, BioNTech's investigational medicines; the initiation, timing, progress, results, and cost of BioNTech's research and development programs, including those relating to additional formulations of BioNTech's COVID-19 vaccine, and BioNTech's current and future preclinical studies and clinical trials, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work and the availability of results; and BioNTech's estimates of commercial and other revenues, cost of sales, research and development expenses, sales and marketing expenses, general and administrative expenses, capital expenditures, income taxes, and shares outstanding. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential, ” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this presentation are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control, and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: BioNTech's pricing and coverage negotiations with governmental authorities, private health insurers and other third-party payors after BioNTech's initial sales to national governments; the future commercial demand and medical need for initial or booster doses of a COVID-19 vaccine; competition from other COVID-19 vaccines or related to BioNTech's other product candidates, including those with different mechanisms of action and different manufacturing and distribution constraints, on the basis of, among other things, efficacy, cost, convenience of storage and distribution, breadth of approved use, side-effect profile and durability of immune response; the timing of and BioNTech's ability to obtain and maintain regulatory approval for BioNTech's product candidates; the ability of BioNTech’s COVID-19 vaccine to prevent COVID-19 caused by emerging virus variants; BioNTech's and its counterparties’ ability to manage and source necessary energy resources; BioNTech's ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech's third-party collaborators to continue research and development activities relating to BioNTech's development candidates and investigational medicines; the impact of the COVID-19 pandemic on BioNTech's development programs, supply chain, collaborators and financial performance; unforeseen safety issues and claims for potential personal injury or death arising from the use of BioNTech's COVID-19 vaccine and other products and product candidates developed or manufactured by BioNTech; BioNTech's and its collaborators’ ability to commercialize and market BioNTech's COVID-19 vaccine and, if approved, its product candidates; BioNTech's ability to manage its development and expansion; regulatory developments in the United States and foreign countries; BioNTech's ability to effectively scale BioNTech's production capabilities and manufacture BioNTech's products, including BioNTech's target COVID-19 vaccine production levels, and BioNTech's product candidates, risks relating to the global financial systems and markets; and other factors not known to BioNTech at this time. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s annual report on Form 20-F for the full year ended December 31, 2022 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at https://www.sec.gov/. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this presentation in the event of new information, future developments or otherwise. These forward-looking statements are based on BioNTech’s current expectations and speak only as of the date hereof. This Slide Presentation Includes Forward-Looking Statements 2

COMIRNATY®▼(the Pfizer-BioNTech COVID-19 vaccine) has been granted standard marketing authorization (MA) by the European Commission to prevent coronavirus disease 2019 (COVID-19) in the population aged 6 months and older. In people from 5 years of age and older the vaccine is administered as a 2-dose series, 3 weeks apart. Adults and adolescents from the age of 12 are given 30 micrograms per dose; children aged 5 to 11 years are given 10 micrograms per dose. There is a pediatric formulation containing 3 micrograms per dose available for infants and children 6 months to 4 years of age. In this age group, COMIRNATY can be given as primary vaccination consisting of three doses (of 3 micrograms each); the first two doses are given 3 weeks apart, followed by a third dose given at least 8 weeks after the second dose. In addition, the MA has been expanded to include a booster dose (third dose) of 30 micrograms at least 3 months after the second dose in individuals 12 years of age and older. A booster dose of COMIRNATY 10 micrograms may be given to children from5 to 11 years of age at least 6 months after the primary vaccination course. A third primary course dose may be administered at least 28 days after the second dose to people aged 5 years and older with a severely weakened immune system. The European Medicines Agency’s (EMA’s) Committee for Medicinal Products for Human Use (CHMP) has completed its rigorous evaluation of COMIRNATY, concluding by consensus that sufficiently robust data on the quality, safety and efficacy of the vaccine are now available. COMIRNATY® ▼(the Pfizer-BioNTech COVID-19 vaccine), Bivalent: COMIRNATY Original/Omicron BA.1, COMIRNATY Original/Omicron BA.4-5 In addition, COMIRNATY has also been granted standard MA for two Omicron subvariant adapted vaccines: COMIRNATY Original/Omicron BA.1, which contains mRNA encoding for the spike protein of the wild-type and of the Omicron BA.1 subvariant of SARS-CoV-2; and COMIRNATY Original/Omicron BA.4-5, which contains mRNA encoding for the spike protein of the wild-type and of the Omicron BA.4/BA.5 subvariant of SARS-CoV-2. COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 (30 micrograms per dose) may be administered as a booster in people aged 12 years and older who have received at least a primary vaccination course against COVID-19. A booster dose of COMIRNATY Original/Omicron BA.4-5 (10 micrograms per dose) may be given to people aged from 5 years to 11 years after primary vaccination or a booster dose with a COVID-19 vaccine. There should be an interval of at least 3 months between administration of COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 and the last prior dose of a COVID-19 vaccine. IMPORTANT SAFETY INFORMATION: • Events of anaphylaxis have been reported. Appropriate medical treatment and supervision should always be readily available in case of an anaphylactic reaction following the administration of the vaccine. • There is an increased, but very rare risk (<1/10,000 cases) of myocarditis and pericarditis following vaccination with COMIRNATY. These conditions can develop within just a few days after vaccination and have primarily occurred within 14 days. They have been observed more often after the second vaccination, and more often in younger males. Available data suggest that the course of myocarditis and pericarditis following vaccination is not different from myocarditis or pericarditis in general. From post-marketing experience very rare adverse reactions of myocarditis and pericarditis, Rarecases of acute peripheral facial paralysis; uncommon incidence of insomnia, hyperhidrosis and night sweats, dizziness common incidence of vomiting, very common diarrhoea and unknown incidence (wcan not be estimated from available data) anaphylaxis, of paraesthesia, hypoaesthesia and erythema multiforme, extensive swelling of vaccinated limb, facial swelling (in vaccine recipients with a history of injection of dermatological fillers) and heavy menstrual bleeding(most case appeared to be non-serious and temporary in nature) have been identified after post-marketing experience.Anxiety-related reactions, including vasovagal reactions (syncope), hyperventilation or stress‐related reactions (e. g. dizziness, palpitations, increases in heart rate, alterations in blood pressure,paresthesia, hypoesthesia and sweating) may occur in association with the vaccination process itself. Stress-related reactions are temporary and resolve on their own. Individuals should be advised to bring symptoms to the attention of the vaccination provider for evaluation. It is important that precautions are in place to avoid injury from fainting. • Vaccination should be postponed in individuals suffering from acute severe febrile illness or acute infection. The presence of a minor infection and/or low-grade fever should not delay vaccination. • As with other intramuscular injections, the vaccine should be given with caution in individuals receiving anticoagulant therapy or those with thrombocytopenia or any coagulation disorder (such as haemophilia) because bleeding or bruising may occur following an intramuscular administration in these individuals. • The efficacy, safety and immunogenicity of the vaccine has not been assessed in immunocompromised individuals, including those receiving immunosuppressant therapy. The efficacy of COMIRNATY, COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 may be lower in immunosuppressed individuals. • As with any vaccine, vaccination with COMIRNATY, COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 may not protect all vaccine recipients. Individuals may not be fully protected until 7 days after their second dose of the vaccine. • Adverse reactions observed during clinical studies and identified after post authorization experience are listed below according to the following frequency categories: Very common (≥ 1/10), Common (≥ 1/100 to < 1/10), Uncommon (≥ 1/1,000 to < 1/100), Rare (≥ 1/10,000 to < 1/1,000), Very rare (< 1/10,000), • Very common side effects: injection site pain, injection site swelling, , headache, muscle pain, chills, joint pain, diarrhea, fever, chills, fatigue • Common side effects: injection site redness, nausea, vomiting • Uncommon side effects: enlarged lymph nodes (more frequently observed after the booster dose), feeling unwell, arm pain, insomnia, dizziness, injection site itching, allergic reactions such as rash,itching, urticaria or angioedema, feeling weak or lack of energy/sleepy, decreased appetite, excessive sweating, night sweats • Rare side effects: temporary one-sided facial drooping • Very rare side effects: inflammation of the heart muscle (myocarditis) or inflammation of the lining outside the heart (pericarditis), which can result in breathlessness, palpitations or chest pain. • Not known indicence (cannot be estimated from the available data): anaphylaxis, extensive swelling of vaccinated limbs; facial swelling, pins andneedles/tingling, reduced sense of touch or sensation, a skin reaction that causes red spots or patches on the skin, heavy menstrual bleeding • A large amount of observational data from pregnant women vaccinated with the initially approved COMIRNATY vaccine during the second and third trimester have not shown an increase in adverse pregnancy outcomes. While data on pregnancy outcomes following vaccination during the first trimester are presently limited, no increased risk for miscarriage has been seen. COMIRNATY can be used during pregnancy. No effects on the breast-fed newborn/infant are anticipated since the systemic exposure of breast-feeding woman to the initially approved COMIRNATY vaccine is negligible. Observational data from women who were breast- feeding after vaccination have not shown a risk for adverse effects in breast-fed newborns/infants. COMIRNATY can be used during breast-feeding. • No data are available yet regarding the use of COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 during pregnancy. Since differences between products are confined to the spike protein sequence, and there are no clinically meaningful differences in reactogenicity between those COMIRNATY variant adapted vaccines that have been clinically evaluated, COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 can be used during pregnancy. • No data are available yet regarding the use of COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 during breast-feeding. Observational data from women who were breast-feeding after vaccination with the initially approved COMIRNATY vaccine have not shown a risk for adverse effects in breast-fed newborns/infants. COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 can be used during breast-feeding • Interactions with other medicinal products or concomitant administration of COMIRNATY, COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 with other vaccines has not been studied. • Animal studies with COMIRNATY Original do not indicate direct or indirect harmful effects with respect to reproductive toxici ty. • In an analysis of Study 3 (Phase 2/3), 1,776 infants (1,178 Comirnaty 3 mcg and 598 placebo) were 6 to 23 months of age. The most frequent adverse reactions in infants 6 to 23 months of age that received any primary course dose included irritability (> 60%), drowsiness (> 40%), decreased appetite (> 30%), tenderness at the injection site (> 20%), injection site redness and fever (> 10%). • The most frequent adverse reactions in children 2 to 4 years of age that received any primary course dose included pain at injection site and fatigue (> 40%), injection site redness and fever (> 10%). • The overall safety profile of Comirnaty in participants 5 to 11 years of age was similar to that seen in participants 16 years of age and older. The most frequent adverse reactions in children 5 to 11 years of age that received 2 doses were injection si te pain (> 80%), fatigue (> 50%), headache (> 30%), injection site redness and swelling (≥ 20%), myalgia, chills, and diarrhoea (> 10%). • The overall safety profile for the booster dose was similar to that seen after the primary course. The most frequent adverse reactions in children 5 to 11 years of age were injection site pain (> 70%), fatigue (> 40%), headache (> 30%), myalgia, chills, injection site redness and swelling (> 10%) • The overall safety profile of Comirnaty in adolescents 12 to 15 years of age was similar to that seen in participants 16 years of age and older. The most frequent adverse reactions in adolescents 12 to 15 years of age that received 2 doses were injection site pain (> 90%), fatigue and headache (> 70%), myalgia and chills (> 40%), arthralgia and pyrexia (> 20%) • The most frequent adverse reactions in participants 16 years of age and older that received 2 doses were injection site pain (> 80%), fatigue (> 60%), headache (> 50%), myalgia (> 40%), chills (> 30%), arthralgia (> 20%), pyrexia and injection site swel ling (> 10%) and were usually mild or moderate in intensity and resolved within a few days after vaccination. A slightly lower frequency of reactogenicity events was associated with greater age. • The safety of a COMIRNATY Original/Omicron BA.1 booster dose in individuals from 18 to ≤ 55 years of age is extrapolated from safety data from a subset of 315 adults 18 to ≤ 55 years of age who received a booster (fourth dose) of Omicron BA.1 30 µg (monovalent) after completing 3 doses of COMIRNATY. The most frequent adverse reactions in these participants 18 to ≤ 55 years of age were injection site pain (> 70%), fatigue (> 60%), headache (> 40%), myalgia (> 30%), chills (> 30%) and arthralgia (> 20%). • In a subset from Study 4 ( Phase 3) , 305 adults > 55 years of age who had completed 3 doses of COMIRNATY, received a booster of COMIRNATY Original/Omicron BA.1 after receiving Dose 3. The overall safety profile for the COMIRNATY Original/Omicron BA.1 booster (fourth dose) was similar to that seen after the COMIRNATY booster (third dose). The most frequent adverse reactions in participants greater than 55 years of age were injection site pain (> 50%), fatigue (> 40%), headache (> 30%), myalgia (> 20%), chills and arthralgia (> 10%). No new adverse reactions were identified for COMIRNATY Original/Omicron BA.1. • The safety of a booster dose of COMIRNATY Original/Omicron BA.4-5 is inferred from safety data for a booster dose of COMIRNATY Original/Omicron BA.1 in individuals 18 years of age and older, as well as for a booster dose of COMIRNATY Original in individuals 5 years of age and older. • The duration of protection afforded by the vaccine is unknown as it is still being determined by ongoing clinical trials. As with any vaccine, vaccination with Comirnaty Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 may not protect all vaccine recipients • For complete information on the safety of COMIRNATY, COMIRNATY Original/Omicron BA.1 and COMIRNATY Original/Omicron BA.4-5, always make reference to the approved Summary of Product Characteristics and Package Leaflet available in all the languages of the European Union on the EMA website. The black equilateral triangle ▼ denotes that additional monitoring is required to capture any adverse reactions. This will allow quick identification of new safety information. Individuals can help by reporting any side effects they may get. Side effects can be reported to EudraVigilance or directly to BioNTech using email medinfo@biontech.de, telephone +49 6131 9084 0, or via the website www.biontech.de 3 Safety Information

AUTHORIZED USE IN THE U.S. COMIRNATY® (COVID-19 Vaccine, mRNA) • COMIRNATY® (COVID-19 Vaccine, mRNA) is an FDA-approved COVID-19 vaccine for active immunization to prevent coronavirus disease 2019 (COVID-19) caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) in individuals 12 years of age and older. It is also authorized as a third primary series dose to individuals 12 years of age and older who have certain kinds of immunocompromise • The COVID-19 vaccine is FDA authorized under Emergency Use Authorization (EUA) for use in individuals 6 months and older to provide: • the first 2 doses of the 3-dose primary series for children 6 months through 4 years of age. • a 2-dose primary series to individuals 5 years through 11 years of age • a third primary series dose to individuals 5 years and older with certain kinds of immunocompromise Pfizer-BioNTech COVID-19 Vaccine, Bivalent (Original and Omicron BA.4/BA.5) • Pfizer-BioNTech COVID-19 Vaccine, Bivalent (Original and Omicron BA.4/BA.5) is FDA-authorized under Emergency Use Authorization (EUA) to prevent COVID-19 as: • the third dose of the 3-dose primary series following 2 doses of the monovalent* Pfizer-BioNTech COVID-19 Vaccine in children 6 months through 4 years of age; or • a single booster dose in children 6 months through 4 years of age at least 2 months after completion of primary vaccination with 3 doses of the monovalent Pfizer-BioNTech COVID-19 Vaccine; or • a single booster dose at least 2 months after completion of either primary vaccination with any authorized or approved COVID-19 vaccine or receipt of the most recent booster dose with any authorized or approved monovalent COVID-19 vaccine in individuals 5 years of age and older. EMERGENCY USE AUTHORIZATION Emergency uses of the vaccines have not been approved or licensed by FDA but have been authorized by FDA under an Emergency Use Authorization (EUA) to prevent Coronavirus Disease 2019 (COVID-19) in individuals aged 6 months and older for the Pfizer-BioNTech COVID-19 Vaccine and 5 y ears and older for the Pfizer-BioNTech COVID-19 Vaccine, Bivalent. The emergency uses are only authorized for the duration of the declaration that circumstances exist justifying the authorization of emergency use of the medical product under Section 564(b)(1) of the FD&C Act unless the declaration is terminated or authorization revoked sooner. IMPORTANT SAFETY INFORMATION Pfizer-BioNTech COVID-19 Vaccine, Bivalent (Original and Omicron BA.4/BA.5), COMIRNATY® (COVID-19 Vaccine, mRNA) and Pfizer-BioNTech COVID-19 Vaccine • Do not administer Pfizer-BioNTech COVID-19 Vaccine to individuals with known history of a severe allergic reaction (e.g., anaphylaxis) to any component of the Pfizer-BioNTech COVID-19 Vaccine or the Pfizer-BioNTech COVID-19 Vaccine, Bivalent. • Warnings: • Management of Acute Allergic Reactions: Appropriate medical treatment used to manage immediate allergic reactions must be immediately available in the event an acute anaphylactic reaction occurs following administration of Pfizer-BioNTech COVID-19 Vaccine or the Pfizer-BioNTech COVID-19 Vaccine, Bivalent. • Monitor Pfizer-BioNTech COVID-19 Vaccine recipients for the occurrence of immediate adverse reactions according to the Centers for Disease Control and Prevention (CDC) guidelines (https://www.cdc.gov/vaccines/covid-19/clinicalconsiderati ons/managing-anaphylaxis.html) • Myocarditis and Pericarditis: Postmarketing safety data with Pfizer-BioNTech COVID-19 Vaccine or the Pfizer-BioNTech COVID-19 Vaccine, Bivalent are relevant because these vaccines are manufactured using the same process. • Postmarketing data with authorized or approved Pfizer-BioNTech COVID-19 Vaccine or the Pfizer-BioNTech COVID-19 Vaccine, Bivalent, demonstrate increased risks of myocarditis and pericarditis, particularly within the first week following receipt of the second primary series dose or first booster dose, with most booster doses likely administered at least 5 months after completing primary vaccination. For the Pfizer -BioNTech COVID-19 Vaccine, the observed risk is higher among adolescent males and adult males under 40 years of age than among females and older males, and the observed risk is highest in males 12 through 17 years of age. Although some cases required intensive care support, available data from short-term follow-up suggest that most individuals have had resolution of symptoms with conservative management. Information is not yet available about potential long-term sequelae. The CDC has published considerations related to myocarditis and pericarditis after vaccination, including for vaccination of individuals with a history of myocarditis or pericarditis (https://www.cdc.gov/vaccines/covi d-19/cli nical-consi derations /myocarditis.html). • Syncope • Syncope (fainting) may occur in association with administration of injectable vaccines, in particular in adolescents. Procedures should be in place to avoid injury from fainting. • Altered Immunocompetence • Immunocompromised persons, including individuals receiving immunosuppressant therapy, may have a diminished immune response to the Pfizer-BioNTech COVID-19 Vaccine or the Pfizer-BioNTech COVID-19 Vaccine, Bivalent. • Limitation of Effectiveness • Pfizer-BioNTech COVID-19 Vaccine or the Pfizer-BioNTech COVID-19 Vaccine, Bivalent may not protect all vaccine recipients. • Adverse reactions reported with the vaccine include: • Adverse Reactions in Clinical Trials • Adverse reactions following administration of a booster dose of the Pfizer-BioNTech COVID-19 Vaccine or the Pfizer-BioNTech COVID-19 Vaccine, Bivalent that have been reported in clinical trials include injection site pain, fatigue, headache, muscle pain, chills, joint pain, injection site swelling, fever, injection site redness, lymphadenopathy, nausea, malaise, pain in extremity, rash, decreased appetite, vomiting, diarrhea (see Full EUA Prescribing Information). • Adverse Reactions Identified in Post Authorization Experience • Severe allergic reactions, including anaphylaxis, and other hypersensitivity reactions (e.g., rash, pruritus, urticaria, angioedema), diarrhea, vomiting, pain in extremity (arm), syncope, and dizziness have been reported following administration of the Pfizer-BioNTech COVID-19 Vaccine. • Myocarditis and pericarditis have been reported following administration of the Pfizer-BioNTech COVID-19 Vaccine or the Pfizer-BioNTech COVID-19 Vaccine, Bivalent. • Additional adverse reactions, some of which may be serious, may become apparent with post-authorization use of the Pfizer-BioNTech COVID-19 Vaccine or the Pfizer-BioNTech COVID-19 Vaccine, Bivalent. • Use with Other Vaccines • There is no information on the co-administration of the Pfizer-BioNTech COVID-19 Vaccine or the Pfizer-BioNTech COVID-19 Vaccine, Bivalent, with other vaccines. 4 Safety Information

Financial Results Jens Holstein, Chief Financial Officer3 Strategic Outlook Ryan Richardson, Chief Strategy Officer4 Pipeline & COVID-19 Vaccines Update Özlem Türeci, Chief Medical Officer2 4th Quarter and Full Year 2022 Highlights Ugur Sahin, Chief Executive Officer1

1 4th Quarter and Full Year 2022 Highlights Ugur Sahin, Chief Executive Officer

~2 billion doses invoiced in 20221 ~550 million doses of variant adapted vaccines shipped2 >60% market share3 `` Broadest label amongst COVID-19 vaccines4 7 Continued Leadership against COVID-19 in 2022 1. Partnered with Pfizer, 2. As of Dec. 16, 2022, 3. Pfizer/BioNTech cumulative global COVID-19 market share across reporting countries; CDC, ECDC OWID data as of Nov 2022, 4. in the USA, EU and UK.

Continued Execution in Oncology and Infectious Diseases R&D in 2022



Immuno-oncology

Clinical data updates across platforms:

- BNT211 cell therapy for solid tumors
- BNT312[1] next-gen immune checkpoint modulator
- BNT122[2] individualized mRNA immunotherapy
- BNT113 FixVac in HPV16+ HNSCC

5 new clinical programs

First-in-human:

- BNT116 Lung cancer FixVac
- BNT141 Ribomab CLDN18.2
- BNT142 Ribomab CD3xCLDN6
- BNT313[1] Hexabody CD27
- BNT322[1] Antibody Undisclosed target

Infectious diseases

3 COVID-19 vaccine trials[3]

BNT162b2, BA.1-adapted vaccine
BNT162b2, BA.4-5-adapted vaccine
BNT162b4 + BNT162b2

Phase 1 trials for 4 mRNA vaccines

including first-in-human against multiple pathogens:

COVID-19+Flu[4] | HSV-2[5] | Malaria | Shingles[3]
BNT162b2+BNT161 | BNT163 | BNT165 | BNT167

1. Partnered with Genmab, 2. Partnered with Genentech, member of Roche Group, 3. Partnered with Pfizer, 4. Collaboration withPFE and subject to reaching agreement with our partners, 5.Partnered with University of Pennsylvania
CLDN = Claudin, NSCLC = Non-small cell lung cancer, HNSCC = head and neck squamous cell carcinoma, HSV = Herpes simplex virus, HPV = Human papillomaviruses

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BIONTECH

Infectious disease: 6 programs in 10 ongoing trials Broadened pipeline1 Oncology: 20 programs in 24 ongoing trials Continued to Transform BioNTech 9 1. As of February 2023, 2. As of December 31, 2022 Grew team by2 >1,500 employees Expanded partnerships 4 new collaborations accessing a variety of technologies2 Strong financials €13.9 bn Cash and cash equivalents3 3 The payment settling our gross profit share for the third quarter of 2022 (as defined by the contract) in the amount of €1,816.5 million was received from our collaboration partner subsequent to the end of the reporting period as of January 12, 2023.

Enhancing Our Disruptive Technology Toolkit to Fight Human Diseases

Core principles of our technology strategy

Technology agnostic approach rooted in deep fundamental understanding of biology

Build novel platforms with the ability to produce multiple product candidates

Open up new combination opportunities which leverage synergistic mechanisms of action

Enable individualization of treatment



OFF-THE-SHELF mRNA CANCER VACCINES
FixVac
INDIVIDUALIZED mRNA CANCER VACCINES
RIBOLYSIN
Precision antibacterials
Phagomed acquisition
mRNA TECHNOLOGY
INFECTIOUS DISEASES VACCINES
Prophylactic and therapeutic vaccines
LIPID-FORMULATIONS
Internal capabilities & Matinas collaboration
RIBOLOGICALS[1]
RiboCytokines
RiboMabs
CARVac
mRNA vaccine boosted CAR-T-cells
INDIVIDUALIZED TCR-THERAPY
MULTI-TARGET TCR
Internal capabilities & Medigene collaboration
CELL & GENE THERAPIES
INDIVIDUALIZED EX VIVO T-CELL THERAPY
IMMUNO-THERAPY TARGET DISCOVERY
mRNA ENCODED HUMABODIES
Crescendo collaboration
SOLID TUMOR CAR-T
Ideal CAR-T-cell targets
NEXT GEN IMMUNO-MODULATORS
Mono and Bispecific Abs
OncoC4 collaboration
OncoC4
ANTIBODIES
TARGETED CANCER THERAPIES
SELECTIVE TLR-7 AGONISM
SMALL MOLECULES
STING AGONISTS
Ryvu collaboration
Enabling technology
Individualized therapies

1. mRNA encoded cancer-targeting antibodies and cytokines

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BIONTECH

2023 Strategic Priorities

COVID-19 franchise[1]

Sustain leadership in COVID-19

Advance next-gen vaccines

COMIRNATY® COVID-19 mRNA Vaccine

Next-generation vaccine candidate programs:

Variant-adapted	T-cell enhancing	Combination
BNT162b2[1]	BNT162b4 +BNT162b2	COVID-19+Flu[2] BNT162b2+BNT161

Immuno-oncology

Advance disruptive platforms for solid tumors

Initiate multiple potentially registrational trials



INDIVIDUALIZED mRNA CANCER VACCINES
mRNA VACCINE BOOSTED CAR-T-cells (CARVac)
NEXT GEN IMMUNO-MODULATORS

Focus programs:

BNT122[3] adj. CRC 1L Melanoma	BNT211 CLDN6+ tumors	BNT312[4] BNT311[4] ONC-392[5] Solid tumors

Infectious diseases

Initiate and accelerate clinical programs for high need indications

Ongoing clinical trials:

HSV-2[6]	Malaria	Shingles[1]
BNT163	BNT165	BNT167

Program advancing to clinic:

Tuberculosis[7] BNT164

1. Partnered with Pfizer, 2. Collaboration with PFE and subject to reaching agreement with our partners, 3. Partnered with Genentech, member of Roche Group, 4. Partnered with Genmab, 5. Partnered with OncoC4, 6. Collaboration with University of Pennsylvania, 7. Collaboration with Bill & Melinda G, oundation, 6.

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BIONTECH

Anti-CTLA-4 Antibody: A Promising New Addition to our Growing Immuno- Oncology Checkpoint Portfolio 12 1. As of March 2023; 2. Refers to approved anti-CTLA-4 monoclonal antibodies. CTLA-4 = cytotoxic T-lymphocyte protein 4, FDA = Food and Drug Administration • First FDA approval of ipilimumab in 2011 • Today 2 products approved in 7 cancer indications1 • Approved as monotherapy and/or combination therapy Phase 3-Ready Program & Broad Combination Potential with BioNTech mRNA Vaccine Candidate Programs ONC-392: a differentiated anti-CTLA-4 antibody program 2nd generation anti-CTLA-4 antibody Designed to preserve CTLA-4 recycling and regulatory T-cell function in healthy tissue Could allow for more effective dosing regimen and more successful tumor killing leading to potentially improved therapeutic index Planned to be developed as monotherapy in some advanced solid tumor indications • Lasting remissions observed in a fraction of responding patients2 • Narrow therapeutic window: Toxicities limit dose and duration needed for optimal efficacy2 The transaction is expected to close in the first half of 2023, subject to customary closing conditions and regulatory clearance.

2 Pipeline & COVID-19 Vaccines Update Özlem Türeci, Chief Medical Officer

Multiple Clinical Data Readouts Reported at Major Medical Meetings in 2022

Platform	iNeST	CARVac	FixVac	Next-generation immuno-modulators
Program	BNT122[1] Pancreatic ductal adenocarcinoma[2]	BNT211 CLDN6+ solid tumors	BNT113 HPV16+ HNSCC	BNT312 (GEN1042)[3] Multiple solid tumors
Data update	ASCO Ph1 in adjuvant PDAC: • A fraction of patients have high magnitude de-novo, neoantigen-specific T-cell responses which are associated with significantly longer RFS.	ESMO Ph1/2: • Manageable safety profile • Objective responses across different tumor types • Patients with testicular cancer reached an ORR of 57% and a DCR of 85% (1CR, 3PR, 2SD)	ESMO IMMUNO-ONCOLOGY Ph2 (Part A): • Safety profile acceptable and in line with BNT113 and pembrolizumab monotherapy	ESMO IMMUNO-ONCOLOGY Ph1/2: • BNT312 + PEM ± CTx was well tolerated • Early activity in advanced/ metastatic HNSCC (2CR, 2PR)
Next steps	• Ph2 trial in adjuvant PDAC to start in 2023	• Data update from Ph1/2 trial in CLDN6+ advanced solid tumors in 2023 • Ph2 trial in 2L platinum resistant testicular cancer to start in 2024	• Ph2 trial (Part B) is ongoing	• Data update from Ph1/2 trial in multiple solid tumors expected in 2023

1. Partnered with Genentech, member of Roche Group, 2. Investigator initiated study, 3. Partnered with Genmab
HPV = Human papilloma virus, HNSCC = Head and neck squamous-cell carcinoma, PDAC = Pancreatic ductal adenocarcinoma, RFS = Relapse-free survival, ORR = Objective response rate, DCR = Disease control rate, CR = Clinical response, PR = Partial response, SD = Stable disease, PEM = Pembrolizumab, CTx = Chemotherapy

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BIONTECH

Oncology Pipeline: Significant Progress and Expansion in 2022

Drug Class	Phase 1 (5 First-in-Human)	Phase 1/2		Phase 2
mRNA	BNT111 Advanced melanoma	BNT112 Prostate cancer		BNT111 aPD1-R/R melanoma, + Pembro
	BNT116 NSCLC	BNT113[1] HPV16+ head and neck cancer		BNT113 1L rec./met. HPV16+ PDL1+ head and neck cancer, + Pembro
	Autogene cevumeran (BNT122)[2] Multiple solid tumors	BNT141 (CLDN18.2) Multiple solid tumors		Autogene cevumeran (BNT122)[2] 1L Adv. melanoma, + Pembro
	Autogene cevumeran (BNT122)[1] PDAC	BNT142 (CLDN6) Multiple solid tumors		Autogene cevumeran (BNT122)[2] Adjuvant colorectal cancer
	BNT131 (SAR441000)[3] Solid tumors (IL-12sc, IL15-sushi, GM-CSF, IFNα)	BNT151 (optimized IL-2) Multiple solid tumors		
	BNT152 + BNT153 Multiple solid tumors (IL-7, IL-2)			
Cell therapy	BNT221 (NEO-PTC-0) Multiple solid tumors	BNT211 (CLDN6) Multiple solid tumors		
Antibodies	BNT321 (MVT-5873) Pancreatic cancer (sLea)	BNT311 (GEN1046)[4] (PD-L1x4-1BB) Multiple solid tumors	BNT313 (GEN1053)[4] (CD27) Multiple solid tumors	BNT311 (GEN1046)[4] (PD-L1x4-1BB) aPD1-R/R NSCLC, + Pembro
	BNT322 (GEN1056)[4] Multiple solid tumors (undisclosed)	BNT312 (GEN1042)[4] (CD40x4-1BB) Multiple solid tumors	ONC-392[5] (CTLA-4) Multiple solid tumors	ONC-392[5] (CTLA-4) Plat.-R ovarian cancer, + Pembro
SMIM		BNT411 (TLR7) Multiple solid tumors		

= First Patient Dosed

= Data update

= New strategic collaboration

1. Investigator-initiated / Investigator-initiated and sponsored trial, 2. Partnered with Genentech, member of Roche Group, 3. Partnered with Sanofi, 4. Partnered with Genmab, 5. Partnered with OncoC4
NSCLC = Non-small cell lung cancer, HPV16 = Human papillomavirus 16, CLDN = Claudin, IL = Interleukin, PDAC = Pancreatic ductal adenocarcinoma, Pembro = Pembrolizumab, 1L = first line, TLR = Toll-like receptor, R/R = Relapsed/Refractory, Plat.-R. = Platinum-resistant, SMIM = small molecule immunomodulator

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Differentiated Mechanism with Potential to Become Best-in-Class Anti-CTLA-4 Antibody

Avoiding lysosomal degradation of CTLA-4 for safer and more effective immunotherapy may lead to an uncoupling of cancer therapeutic effect from immunotherapy-related adverse effects

ONC-392 designed to:

- Allow regular recycling of antibody and CTLA-4 molecule
- Enhance anti-tumor immunity
- Reduce immune-related adverse events



Autoimmunity
CTLA-4
Endosome
pH<6.0
Recycling
endosome
pH~6.5
Recycling
ADCC/ADCP
FcR
Anti-tumor
immunity

Liu Y. et al. Abstract # 231, SITC 2021. Du et al. Uncoupling therapeutic from immunotherapy-related adverse effects for safer and effective anti-CTLA-4 antibodies in CTLA4 humanized mice. Cell Res. 2018 Apr; 28(4): 416–432. Du et al. A reappraisal of CTLA-4 checkpoint blockade in cancer immunotherapy. Cell Res. 2018 Apr; 28(4): 433–447.

FcR = fragment crystallizable region, CTLA-4 = cytotoxic T-lymphocyte-associated protein 4, ADCC = antibody-dependent cell-mediated cytotoxicity, ADCP = antibody-dependent cellular phagocytosis

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MoA Designed to Allow Higher Dosing & Longer Duration of Treatment with ONC-392

PRESERVE-001: Study Design and Safety (NCT04140526)

Monotherapy: Dose Finding
(Li T. et al. Poster #949, Presented at SITC 2021)

Objective: To estimate MTD or RP2D for Monotheraphy

Patients with advanced or metastatic solid tumors with measurable or non-measurable disease as determined by RECIST version 1.1, who have progressed despite standard of care therapy, or for whom no standard therapies exist



ONC-392 0.1 mg/kg Q3W
ONC-392 0.3 mg/kg Q3W
ONC-392 1.0 mg/kg Q3W
ONC-392 3.0 mg/kg Q3W
ONC-392 10.0 mg/kg Q3W
6 patients dosed at 10 mg/kg dose level
2 patients dosed at 3 mg/kg dose level
2 pts dose escalated to 3 mg/kg dose level

Combination: Dose Escalation
(Hu-Lieskovan et al. Poster #594. Presented at SITC 2022)



Pembrolizumab: 200 mg, Q3W
ONC-392: 3 mg/kg, Q3W
If ≥ 2/6 with DLT
If 0/6 or 1/6 with DLT
Pembrolizumab: 200 mg, Q3W
ONC-392: 1 mg/kg, Q3W
Pembrolizumab: 200 mg, Q3W
ONC-392: 6 mg/kg, Q3W
If ≤ 1/6 with DLT
If 0/6 or 1/6 with DLT
RP2D for Dose Expansion
Define the RP2D for Dose Expansion
Optional: Pembrolizumab: 200 mg, Q3W
ONC-392: 10mg/ kg, Q3W.

Dose expansion tested in multiple cancer types including:

IO naive NSCLC | IO R/R NSCLC | IO naive Melanoma | IO R/R Melanoma

Safety data and study conclusions

- ONC-392 dosed as mono-therapy and in combination with pembrolizumab were well tolerated
  - TRAE were manageable, no DLTs, MTD not reached
  - Monotherapy RP2D: 10 mg/kg, Combination RP2D: 6 mg/kg
- Preliminary data demonstrated lower irAE rate than observed for comparable IO or IO-IO combinations
- Safety profile of ONC-392 allows for higher dosing and longer duration of treatment in monotherapy and in combination with pembrolizumab

Q3W = Every three weeks; MTD = Maximum tolerated dose; RP2D = Recommended phase 2 dose; DLT = Doselimiting toxicity; TRAE = Treatment related adverse event; NSCLC = Non-small cell lung cancer; irAE = immune-related adverse event, IO = immuno-oncologic, R/R = relapsed/refractory

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ONC-392 (3 or 6 mg/kg) in combination with pembrolizumab Hu-Lieskovan et al. Poster #594. Presented at SITC 2022 Monotherapy (10 mg/kg) in platinum- resistant ovarian cancer patients Hays J et al. Poster #564. Presented at SITC 2022 % C h a n g e fr o m B a s e li n e in T a rg e t L e s io n s 30% 20% 10% 0% -10% -20% -30% -40% -50% -60% -70% * SDSD SDSDSDPD PD PD PDPDSDSDSDPD PD PD PD PD PD PD PD PD PR CRPRPRPRPR 60% 50% 40% -80% 138% ONC-392 as a Single Agent and Combination Therapy in Multiple Solid Tumors PRESERVE-001: Clinical Efficacy (NCT04140526) 18 *irAE= immune-related adverse event, CR = Complete remission; PR = Partial response; SD = Stable disease; PD = Progressive Disease; ORR = Objective response rate; DCR = Disease control rate, Ipi = Ipilimumab, Nivo = Nivolumab, Pem = Pemetrexed, Tx = Treatment, T-VEC = Talimogen laherparepvec, Atezo = atezolizumab, R/R = Relapsed/Refractory Best Overall Response 30% 20% 10% 0% -10% -20% -30% -40% -50% -60% -70% -80% Best Overall Response Phase 2 ongoing ONC-392 Development Plan • 14/28 pts. with clinical activity • CR/PR/SD/PD = 1/5/8/14 • ORR=21%, DCR=50% • 8/10 pts. with clinical activity • At 3 mg/kg (6 pts.): 2 PR, 3 SD • At 6 mg/kg (4 pts.): 1 PR, 2 SD ONC-392 (CTLA-4), NCT05446298 Plat.-resistant ovarian cancer + pembrolizumab Phase 3 planned ONC-392 (CTLA-4), NCT05671510 aPD1-R/R NSCLC, Monotherapy ONC-392 (6mg/kg) in combination with pembro in R/R Melanoma Hu-Lieskovan et al., Poster #594. Presented at SITC 2022 • 6 pts. with clinical activity • 5 PR, 1 SD % C h a n g e fr o m B a s e li n e in T a rg e t L e s io n s PD Best Overall Response

Infectious Disease Pipeline: Expansion in 2022

	Phase 1	Phase 2	Phase 3	Commercial
mRNA vaccines partnered with Pfizer	BNT162b4 + BNT162b2 (T-cell enhancing) COVID-19	BNT162b5 (Enhanced spike antigen) COVID-19	BNT161 Influenza[2]	COMIRNATY COVID-19
	BNT162b2+BNT161 (qFlu + BA.4-5-adapted bivalent) COVID-19/Influenza combination[1]			BNT162b2 (Original/Omicron BA.4-5-adapted bivalent) COVID-19
	BNT167 Shingles			BNT162b2 (Original/Omicron BA.1-adapted bivalent) COVID-19
10+ other infectious disease programs	BNT163 HSV-2[3]			
	BNT165 Malaria			

= Label expansion//product launch
= First Patient Dosed
= Data update

1. Collaboration with PFE and subject to reaching agreement with our partners, 2. Exclusive license to Pfizer, 3. Collaboration with University of Pennsylvania, HSV = Herpes simplex virus

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Broadest Label of COVID-19 Vaccines 20 1. Partnered with Pfizer MA = Marketing authorization, BLA = Biologics license application, EUA = Emergency use application MA/BLA Approval granted EUA granted Europe (full MA) U.S. (BLA and EUA) Population Population Vaccine Strain Use ≥ 6 months ≥ 5 years ≥ 12 years ≥ 6 months ≥ 5 years ≥ 12 years COMIRNATY1 Original strain Primary Original strain + Omicron BA.4-5 variant adapted Booster Original strain + Omicron BA.1 variant adapted Booster * * As third dose follow ing 2 x Original

Initiated Phase 1/2 Trial of Varicella Zoster Virus modRNA Vaccine Candidate1 21 1 Trial being conducted by Pfizer as part of the ongoing collaboration, NCT05703607 Dose Level 3 Candidate 1 (Frozen) 0, 6 month Dose Level 1 Candidate 1 (Lyophilized) 0, 2 month - Candidate 2 (Frozen) 0, 2 month Dose Level 2 Candidate 1 (Lyophilized) 0, 2 month - Candidate 3 (Frozen) 0, 2 month Dose Level 3 Candidate 1 (Lyophilized) 0, 2 month Shingrix Dose: n/a (Lyophilized) 0, 2 month Dose Level 2 Candidate 1 (Frozen) 0, 2 month Shingrix Dose: n/a (Lyophilized) 0,6 month Shingrix group 0, 2- month group: N~60, 0, 6 month group: N~50 mRNA VZV vaccine groups: N~50 adults aged 50-69 Primary endpoints: safety, tolerability and immunogenicity Varicella Zoster Virus (VZV) modRNA vaccine candidate High efficacyPotential benefit of mRNA vaccine for Shingles: Well-tolerated Efficient production, globally

3 Financial Results Jens Holstein, Chief Financial Officer

FY 2022 Key Highlights 23 1. BioNTech’s profit share is estimated based on preliminary data shared between Pfizer and BioNTech as further described in the Annual Report on Form 20-F for the year ended December 31, 2022 filed on March 27, 2023 with the SEC. Any changes in the estimated share of the collaboration partner's gross profit will be recognized prospectively. Total revenues1 €17.3bn Operating cashflow €13.6bn Diluted EPS €37.77 Cash and cash equivalents2 €13.9bn 2. The payment settling our gross profit share for the third quarter of 2022 (as defined by the contract) in the amount of €1,816.5 million was received from our collaboration partner subsequent to the end of the reporting period as of January 12, 2023.

FY Financial Year Guidance vs. Actuals 24 1. BioNTech’s profit share is estimated based on preliminary data shared between Pfizer and BioNTechas further described in the Annual Report on Form 20-F for the year ended December 31, 2022 filed on March 27, 2023 with the SEC. Any changes in the estimated share of the collaboration partner's gross profit will be recognized prospectively. 2. Reduction in cash effective tax rate due to IAS 12.68c as a result of tax deductibility of share-based payment settlement. Guidance update (as published in Q3 2022 Financial Results and Corporate Update) Actuals FY 2022 FY 2022 COVID-19 vaccine revenues Estimated BioNTech COVID-19 vaccine revenues1 €16 – 17 bn €17.1 bn FY 2022 expenses and capex R&D expenses €1,400 – 1,500 m €1,537 m SG&A expenses €450 – 550 m €544 m Capital expenditure €450 – 550 m €363 m FY 2022 tax assumptions BioNTech Group estimated annual effective income tax rate ~ 27% (IFRS) ~ 27% (cash-effective)2 ~ 24%

Full Year 2022 COVID-19 Vaccine Revenues 25 €17.1 bn €12.7 bn €3.2 bn €1.2 bn Direct COVID-19 vaccine sales to customers in BioNTech’s territory Share of gross profit from COVID-19 vaccine sales in the Pfizer and Fosun Pharma territory (100% gross margin)1 COVID-19 vaccine sales to collaborationpartners2 1. BioNTech’s profit share is estimated based on preliminary data shared between Pfizer and BioNTech as further described in the Annual Report on Form 20-F for the year ended December 31, 2022 filed on March 27, 2023 with the SEC. Any changes in the estimated share of the collaboration partner's gross profit will be recognized prospectively. 2. Represents sales to collaboration partners of products manufactured by BioNTech and reflects manufacturing costs and variances to the extent identified. FY 2022 FY 2022 revenues in line with our expectations

Q4 and FY 2022 Financial Results – Profit or Loss

(in millions, except per share data)[1]	Three months ended December 31		Years ended December 31	
	2022	2021	2022	2021
Commercial revenues[2]	€4,271.3	€5,525.9	€17,194.6	€18,874.0
Research & development revenues	7.0	6.6	116.0	102.7
Total revenues	**€4,278.3**	**€5,532.5**	**€17,310.6**	**€18,976.7**
Cost of sales	(183.5)	(583.2)	(2,995.0)	(2,911.5)
Research and development expenses	(509.8)	(271.5)	(1,537.0)	(949.2)
Sales and marketing expenses	(14.6)	(17.9)	(59.5)	(50.4)
General and administrative expenses	(122.9)	(130.9)	(484.7)	(285.8)
Other operating income less expenses	(154.6)	170.7	408.3	504.0
Operating income	**€3,292.9**	**€4,699.7**	**€12,642.7**	**€15,283.8**
Finance income less expenses	(120.3)	14.2	311.4	(237.4)
Income taxes	(893.9)	(1,547.7)	(3,519.7)	(4,753.9)
Profit for the period	**€2,278.7**	**€3,166.2**	**€9,434.4**	**€10,292.5**
Earnings per share				
Basic profit for the period per share	€9.38	€12.96	€38.78	€42.18
Diluted profit for the period per share	€9.26	€12.18	€37.77	€39.63

1. Numbers have been rounded, numbers presented may not add up precisely to the totals and may have been adjusted in the tabl context. Presentation of the consolidated statements of profit or loss has been condensed.
2. BioNTech's profit share is estimated based on preliminary data shared between Pfizer and BioNTech as further described in the Annual Report on Form 20-F for the year ended December 31, 2022 filed on March 27, 2023 with the SEC. Any changes in the estimated share of the collaboration partner's gross profit will be recognized prospectively.

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Full Year 2022 Return to Shareholders 27 1. For the share repurchase, the "percentage of share capital" ratio is calculated based on the shares issued as of April 30,2022 (248,552,200 ordinary shares). Dividend 2022 Period Number of acquired ADSs Percentage of share capital1 Average price (in $) Volume (in million $) May 2, 2022 to March 17, 2023 9,166,684 3.7% 142.04 1,302 Share Repurchase Program Dividend in the amount of €0.5 bn paid Repurchase American Depositary Shares (ADS) in the amount of up to $1.5 bn Repurchased ADSs are to be used in whole or in part to satisfy upcoming settlement obligations under share-based payment arrangements First tranche worth up to $1.0 bn began May 2, 2022, and ended October 10, 2022 amounting to $1.0 bn Second tranche worth up to $0.5 bn commenced on December 7, 2022, and ended on March 17, 2023 amounting to $0.3 bn Total net consideration of approximately $1.3 bn under the program

28 • Expected transition from an advanced purchased agreement environment to commercial market ordering starting in 2023 and a regulatory recommendation to adapt the COVID-19 vaccines to newly circulating variants or sublineages of SARS- CoV-2 • Revenue guidance reflects expected deliveries under existing or committed supply contracts and anticipated sales through traditional commercial orders • Re-negotiation of the existing supply contract with the European Commission is ongoing with the potential for a rephasing of dose deliveries across multiple years and/or volume reduction • While need for a new variant-adapted vaccine increasing the demand is expected, fewer primary vaccinations and lowered population-wide levels of boosting are anticipated • Seasonal demand assumed, moving expected revenue generation significantly to the second half of the year 2023 2023 Financial Guidance Key Assumptions and Considerations

2023 Financial Year Guidance

COVID-19 vaccine revenues for FY 2023[1]	Estimated BioNTech COVID-19 vaccine revenues	~ €5 bn
Planned FY 2023 expenses and capex[1]	R&D expenses	€2,400 – 2,600 m
	SG&A expenses	€650 – 750 m
	Capital expenditure	€500 – 600 m
Estimated FY 2023 tax assumptions	BioNTech Group estimated annual cash effective income tax rate	~ 27%

1. Numbers reflect current base case projections, include potential effects caused by or driven from additional collaboration or potential M&A transactions to the extent they have been disclosed and are calculated based on constant currency rates.

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Capital Allocation Framework 30 R&D activities M&A and business development Main focus remains the acceleration of our R&D activities in oncology and infectious diseases Strengthen pipeline, technology platforms and digital capabilitiesby collaborations and potential complementary M&A Return capital to shareholders Expect to authorize a share repurchase program of up to $0.5 bn during the year 2023

4 Strategic Outlook Ryan Richardson, Chief Strategy Officer

2023 Strategic Outlook 32 Infectious disease pipelineCOVID-19 franchise Oncology pipeline

Mid-term Growth Potential for COVID-19 Vaccine Franchise 33 ACIP = Advisory Committee on Immunization Practices; VRBPAC = Vaccines and Related Biological Products Advisory Committee • First commercial market opening expected in 2H 2023 in the United States, likely to be shaped by ACIP and VRBPAC recommendations • Assume that VRBPAC strain selection in May/June will be relevant for 2H booster supply in 2023 • Transition from pandemic to steady state market expected to take several years • Growth potential for COVID-19 franchise from 2025, driven by shift to commercial market and the potential introduction of next-generation vaccines and novel combinations BNT162b4 + BNT162b2 (T-cell enhancing) COVID-191 BNT162b2+BNT161 (qFlu + BA.4-5-adapted bivalent) COVID-19/Influenza combination2 Additional variant-adapted vaccine COVID-191 1. Partnered with Pfizer, 2. Collaboration with PFE and subject to reaching agreement with our partners = Data update expected in 2023 COVID-19 vaccine pipeline

2022 COVID-19 Deaths and Hospitalizations Greatly Exceeded Those from Influenza in the United States

COVID-19 continues to cause mortality, hospitalization and long-term complications

- A leading cause of death worldwide, estimated to exceed 6.8 million deaths[1]
- A leading cause for respiratory disease hospitalization in the United States[2]
- Evidence suggesting that patients with the SARS-CoV-2 Omicron variant had a higher risk of in-hospital mortality than those with influenza[3]
- Estimated to be >65 million long COVID sufferers worldwide (more than 10% of COVID survivors)[4,5]

Death, hospitalizations and administered/distributed vaccine doses in the U.S.: COVID-19 vs. Influenza in 2022[6-8]



~264k
~36k
Deaths
~1.5m
~450k
Hospitalizations
~144m
~171m
Doses administered / distributed
Not drawn to scale
COVID-19
Influenza

1. WHO Coronavirus (COVID-19) Dashboard 2. Since October 2022; https://www.cdc.gov/coronavirus/2019-ncov/covid-data/covidview/index.html; 3. Portmann et al. Jama Netw Open. 2023;6(2):e2255599; 4. Huerne K, Filion KB, Grad R, Ernst P, Gershon AS, Eisenberg MJ. Epidemiological and Clinical Perspectives of Long COVID Syndrome. Am J Med Open. 2023 Jan 18;9:100033. doi: 10.1016/j.ajmo.2023.100033. 5. Davis H et al. Nature Reviews Microbiology. 2023.21,133-146;
6. https://www.cdc.gov/flu/about/burden/preliminary-in-season-estimates.htm; 7. https://www.cdc.gov/flu/fluvaxview/dashboard/vaccination-doses-distributed.html;8. https://gis.cdc.gov/grasp/covidnet/covid19_5.html

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Advancing Broader Infectious Disease Vaccine Portfolio 35 1. Licenced to Pfizer, 2. Partnered with Pfizer, 3. Collaboration with University of Pennsylvania, 4. Collaboration with Bill & Melinda Gates Foundation HSV-2 = Herpes Simplex Virus 2, • Advancing 2 additional clinical stage mRNA vaccine programs partnered with Pfizer and multiple wholly owned infectious disease vaccines • Focused on prophylactic vaccines against diseases of high global incidence and causing significant mortality and/or morbidity • Targeting diseases with no marketed vaccine or room for differentiation over existing vaccines • Multiple additional trial starts expected in the next 12 months BNT163 HSV-23 BNT161 Influenza1 BNT167 Shingles2 BNT165 Malaria Preclinical program Tuberculosis4 Infectious disease pipeline = Data update expected in 2023 = First Patient Dosed expected in 2023

2023 Strategic Outlook in Oncology

- Multiple trials with registrational potential expected to be initiated in 2023-2024
- Build-out of oncology commercial capabilities to accelerate in 2023-2024
- Goal of commercial readiness in the United States, European Union and other selected regions to support first potential oncology launches from 2026 onwards, subject to regulatory approvals
- Anticipate further M&A and/or product candidate in-licensing to complement organic pipeline advancement
- Aim to deliver multiple oncology product approvals from 2026 onwards

Mid-stage oncology pipeline

Candidate / Indication	Phase	Data update expected in 2023
BNT111 aPD1-R/R melanoma, + Pembro	Phase 2	
BNT113 1L rec./met. HPV16+ head and neck cancer, + Pembro	Phase 2	
Autogene cevumeran (BNT122)[1] 1L Adv. melanoma, + Pembro	Phase 2	✓
Autogene cevumeran (BNT122)[1] Adjuvant colorectal cancer	Phase 2	
BNT311 (GEN1046) (PD-L1x4-1BB)[2] aPD1-R/R NSCLC, + Pembro	Phase 2	
ONC-392[3] (CTLA-4) Plat.-R ovarian cancer, + Pembro	Phase 2	
BNT211 (CLDN6) Multiple solid tumors	Phase 1	✓
BNT312 (GEN1042)[2] (CD40x4-1BB) BNT311 (GEN1046)[2] (PD-L1x4-1BB) Multiple solid tumors	Phase 1	✓

Phase 1 | Phase 2 | ✓ = Data update expected in 2023

1. Partnered with Genentech, member of Roche Group, 2. Partnered with Genmab, 3. Partnered with OncoC4
NSCLC = Non-small cell lung cancer, CLDN = Claudin, HPV16 = Human papillomavirus 16, 1L = first line, R/R = Relapsed/Refractory, Plat.-R = Platinum-resistant

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Multiple Late- and Early-Stage Pipeline Milestones Expected in 2023

Modality	Indication	Program	Select milestones	Anticipated timing
mRNA vaccines for infectious disease	COVID-19[1]	BA.4-5-adapted bivalent	Pediatric label expansion	2H 2023
	COVID-19 – influenza Combination[1,2]	BA.4-5-adapted bivalent+ BNT161	Phase 1 data update	2023
	Malaria	BNT163	Phase 1 data update	2H 2023
	HSV-2[3]	BNT165	Phase 1 data update	2H 2023
	Shingles[1]	BNT167	Phase 1 FPD	FPD in February 2023
	Tuberculosis[4]	BNT164	Phase 1 FPD	H1 2023
iNeST individualized mRNA vaccines	1L melanoma[5]	Autogene Cevumeran (BNT122)	Phase 2 data update	2023
	Adjuvant CRC[5]	Autogene Cevumeran (BNT122)	Phase 2 data update	-
	Adjuvant PDAC[6]	Autogene Cevumeran (BNT122)	Phase 2 FPD	2023
Next-gen immune checkpoint modulators	Multiple solid tumors[7]	BNT311 (PD-L1x4-1BB)	Expansion cohort data update	2023
	Multiple solid tumors[7]	BNT312 (CD40x4-1BB)	Expansion cohort data update	2023
	2L NSCLC[8]	ONC-392 (CTLA-4)	Phase 3 FPD	2023
Cell therapies	CLDN6+ solid tumors	BNT211	Phase 1 data update	2023
	2L+ testicular cancer	BNT211	Phase 2 FPD	2024

1. Partnered with Pfizer; 2. Collaboration with Pfizer and subject to reaching agreement with our partners, 3. Partnered with University of Pennsylvania; 4. Collaboration with Bill & Melinda Gates Foundation; 5. Partnered with Genentech, a member of Roche Group; 6. Investigator-initiated trial, 7. Collaboration with Genmab, 8. Collaboration with OncoC4

FPD = First Patient Dosed. CRC = Colorectal cancer, PDAC = Pancreatic ductal adenocarcinoma, HSV = Herpes simplex virus, NSCLC = Non-small cell lung cancer, CLDN6 = Claudin 6, 1L = first line, 2L = second line

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Annual General Meeting May 25, 2023 Innovation Series Day November 7, 2023 SAVE THE DATE

Thank you